UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR 15D-16 OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of June 2015

Commission File Number 001-35298

OCEAN RIG UDW INC.

10 Skopa Street, Tribune House

2nd Floor, Office 202, CY 1075

Nicosia, Cyprus

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F [X]       Form 40-F [  ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [  ].

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [  ].

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Attached to this Report on Form 6-K as Exhibit 99.1 is a copy of the press release of Ocean Rig UDW Inc. (the “Company”), dated June 3, 2015: Ocean Rig UDW Inc. Announces Pricing of 28,571,428 Shares of Common Stock.

                                                                     SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

OCEAN RIG UDW INC.

Dated: June 3, 2015	By: /s/George Economou
George Economou
Chief Executive Officer

Exhibit 99.1

Ocean Rig UDW Inc. Announces Pricing of 28,571,428 Shares of Common Stock

Nicosia, Cyprus – June 3, 2015 – Ocean Rig UDW Inc. (NASDAQ: ORIG) (the “Company” or “Ocean Rig”) announced today that it priced the offering of 28,571,428 shares of its common stock, par value $0.01 per share, at a price of $7.00 per share. The offering is expected to close on June 8, 2015. As part of the offering, George Economou, our Chairman, President and Chief Executive Officer, is purchasing $10  million, or 1,428,571 shares, of common stock in the offering at the public offering price, a number of common shares that maintains his direct ownership in Ocean Rig, representing approximately five percent of its common stock.

Clarksons Platou Securities, Inc., Pareto Securities Inc. and Seaport Global Securities LLC are acting as joint lead managers, joint bookrunners and placement agents in the offering. Clarksons Platou Securities AS and Pareto Securities AS are acting as placement agents. Clarksons Platou Securities AS and Pareto Securities AS are not U.S. registered broker-dealers and to the extent that this offering is made within the United States, their activities will be effected only to the extent permitted by Rule 15a-6 of the Securities Exchange Act of 1934, as amended. The Company intends to use the net proceeds from the offering for working capital and general corporate purposes, including the acquisition of drilling rigs.

The Company’s common shares trade on the Nasdaq Global Select Market under the symbol “ORIG.”

This press release shall not constitute an offer to sell or the solicitation of an offer to buy these securities, nor shall there be any sale of these securities, in any state or other jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state or other jurisdiction. This offering is being made only by means of a prospectus supplement and accompanying base prospectus. A prospectus supplement related to the offering will be filed with the U.S. Securities and Exchange Commission (the “SEC”) and will be available on the SEC’s website located at www.sec.gov. When available, copies of the prospectus supplement and the accompanying prospectus relating to this offering may be obtained from Clarksons Platou Securities, Inc., 410 Park Avenue, Suite 710, New York, NY 10022, Attention: Raquel Lucas (or by e-mail at officeNY@platou.com), Pareto Securities Inc., 150 East 52nd Street, 29th Floor, New York, NY 10022, Attention: Kjersti Berg Tufta (or by e-mail at kbt@paretosec.com), or Seaport Global Securities LLC, 400 Poydras Street, Suite 3100, New Orleans, LA 70130, Attention: Amanda McAdams (or by e-mail at amcadams@ghsecurities.com).

The statements in this press release that are not historical facts may be forward-looking statements. These forward-looking statements involve risks and uncertainties, including those discussed below, that could cause the outcome to be materially different.

THE ISSUER HAS FILED A REGISTRATION STATEMENT (INCLUDING A PROSPECTUS) AND A PROSPECTUS SUPPLEMENT WITH THE SEC FOR THE OFFERING TO WHICH THIS COMMUNICATION RELATES. BEFORE YOU INVEST, YOU SHOULD READ THE PROSPECTUS SUPPLEMENT, THE PROSPECTUS IN THAT REGISTRATION STATEMENT AND OTHER DOCUMENTS THAT THE ISSUER HAS FILED WITH THE SEC FOR MORE COMPLETE INFORMATION ABOUT THE ISSUER AND THE OFFERING. YOU MAY OBTAIN THESE DOCUMENTS FOR FREE BY VISITING EDGAR ON THE SEC WEB SITE AT WWW.SEC.GOV. ALTERNATIVELY, THE ISSUER OR ANY PLACEMENT AGENT FOR THE OFFERING WILL ARRANGE TO SEND YOU THE PROSPECTUS AND THE PROSPECTUS SUPPLEMENT IF YOU REQUEST THEM OF CLARKSONS PLATOU SECURITIES, INC. BY CALLING 212-317-708 OR TOLL FREE 855-864-2265, PARETO SECURITIES INC. BY CALLING 212-829-4200 OR SEAPORT GLOBAL SECURITIES LLC, BY CALLING 646-264-5629.

About Ocean Rig UDW Inc.

Ocean Rig is an international offshore drilling contractor providing oilfield services for offshore oil and gas exploration, development and production drilling, and specializing in the ultradeepwater and harsh-environment segment of the offshore drilling industry. The Company owns and operates 13 offshore ultra deepwater drilling units, comprising of 2 ultra deepwater semisubmersible drilling rigs and 11 ultra deepwater drillships, 1 of which is scheduled to be delivered to the Company during 2016, 1 of which is scheduled to be delivered during 2018 and 1 of which is scheduled to be delivered during 2019.

Ocean Rig’s common stock is listed on the NASDAQ Global Select Market where it trades under the symbol “ORIG.”

Visit the Company’s website at www.ocean-rig.com

Forward-Looking Statements

Matters discussed in this release may constitute forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. The Private Securities Litigation Reform Act of 1995 provides safe harbor protections for forward-looking statements in order to encourage companies to provide prospective information about their business. The Company desires to take advantage of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 and is including this cautionary statement in connection with such safe harbor legislation.

Forward-looking statements relate to Ocean Rig’s expectations, beliefs, intentions or strategies regarding the future. These statements may be identified by the use of words like “anticipate,” “believe,” “estimate,” “expect,” “intend,” “may,” “plan,” “project,” “should,” “seek,” and similar expressions. Forward-looking statements reflect Ocean Rig’s current views and assumptions with respect to future events and are subject to risks and uncertainties.

The forward-looking statements in this release are based upon various assumptions, many of which are based, in turn, upon further assumptions, including without limitation, management’s examination of historical operating trends, data contained in Ocean Rig’s records and other data available from third parties. Although Ocean Rig believes that these assumptions were reasonable when made, because these assumptions are inherently subject to significant uncertainties and contingencies which are difficult or impossible to predict and are beyond Ocean Rig’s control, Ocean Rig cannot assure you that it will achieve or accomplish these expectations, beliefs or projections described in the forward- looking statements contained herein. Actual and future results and trends could differ materially from those set forth in such statements.

Important factors that, in Ocean Rig’s view, could cause actual results to differ materially from those discussed in the forward-looking statements include factors related to (i) the offshore drilling market, including supply and demand, utilization, day rates and customer drilling programs, commodity prices, effects of new rigs and drillships on the market and effects of declines in commodity process and downturns in the global economy on the market outlook for our various geographical operating sectors and classes of rigs and drillships; (ii) hazards inherent in the drilling industry and marine operations causing personal injury or loss of life, severe damage to or destruction of property and equipment, pollution or environmental damage, claims by third parties or customers and suspension of operations; (iii) newbuildings, upgrades, and shipyard and other capital projects; (iv) changes in laws and governmental regulations, particularly with respect to environmental matters; (v) the availability of competing offshore drilling vessels; (vi) political and other uncertainties, including risks of terrorist acts, war and civil disturbances; piracy; significant governmental influence over many aspects of local economies, seizure; nationalization or expropriation of property or equipment; repudiation, nullification, modification or renegotiation of contracts; limitations on insurance coverage, such as war risk coverage, in certain areas; political unrest; foreign and U.S. monetary policy and foreign currency fluctuations and devaluations; the inability to repatriate income or capital; complications associated with repairing and replacing equipment in remote locations; import-export quotas, wage and price controls imposition of trade barriers; regulatory or financial requirements to comply with foreign bureaucratic actions; changing taxation policies; and other forms of government regulation and economic conditions that are beyond our control; (vii) the performance of our rigs; (viii) our ability to procure or have access to financing and our ability comply with our loan covenants; (ix) our substantial leverage, including our ability to generate sufficient cash flow to service our existing debt and the incurrence of substantial indebtedness in the future (x) our ability to successfully employ our drilling units; (xi) our capital expenditures, including the timing and cost of completion of capital projects; (xii) our revenues and expenses; (xiii) complications associated with repairing and replacing equipment in remote locations; and (xiv) regulatory or financial requirements to comply with foreign bureaucratic actions, including potential limitations on drilling activities. Due to such uncertainties and risks, investors are cautioned not to place undue reliance upon such forward-looking statements.

Risks and uncertainties are further described in reports filed by Ocean Rig UDW Inc. with the SEC, including the Company’s most recently filed Annual Report on Form 20-F.

Investor Relations / Media:

Nicolas Bornozis

Capital Link, Inc. (New York)

Tel. 212-661-7566

E-mail: oceanrig@capitallink.com